Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Third Quarter 2019 Financial Results

BEIJING, November 18, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019. The Company will hold a conference call at 8:00 P.M. on Monday, November 18, 2019, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Third Quarter 2019 Financial Highlights

•	Net revenues increased by 12.7% year over year to RMB981.0 million (US$137.2 million).

•	Adjusted EBITDA (non-GAAP) increased by 11.1% year over year to RMB272.5 million (US$38.1 million). Adjusted EBITDA margin was 27.8%, compared to 28.2% in the same period of 2018.

•	Net cash generated from operating activities was RMB103.0 million (US$14.4 million) compared to RMB260.7 million in the same period of 2018.

Third Quarter 2019 Operational Highlights

•	Hosting MRR[1] per cabinet was RMB8,711 in the third quarter of 2019 compared to RMB8,384 in the third quarter of 2018 and RMB8,663 in the second quarter of 2019.

•

Total cabinets under management was 32,116 as of September 30, 2019, compared to 30,303 as of September 30, 2018, and 31,111 as of June 30, 2019. As of September 30, 2019, the Company had 27,267 cabinets in its self-built data centers and 4,849 cabinets in its partnered data centers.

•	Utilization rate was 66.2% in the third quarter of 2019, compared to 66.0% in the second quarter of 2019.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “In the third quarter, both our revenues and adjusted EBITDA exceeded the high end of our previous guidance range. This strong performance was attributable to our elevated value propositions and increased partnerships across industry sectors. We also continued to refine our product offerings and expand our capacity pipeline in response to the increasing demands for scalable and dependable IT solutions amid the current network transformation. Such advances were in sync with our three-year growth plan, increasing the appeal of our offerings to large-scale partners like Alibaba and enabling us to explore new opportunities for cooperation with a diverse group of retail clients through our innovative services. With the right solutions, rich industry knowledge, and a highly-experienced team in place, we are confident in our ability to generate superior, sustainable shareholder value in the long term.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “During the third quarter, our revenues increased by 12.7% year over year and our adjusted EBITDA increased by 11.1% year over year, driven by the expanding scope of corporate digitalization across China. We also continued to actively engage in dialogues with our clients to remain at the vanguard of industry trends, better position ourselves to secure additional business opportunities, and ramp up our cabinet deliveries, which further contributed to our healthy cash position in the period.”

[1]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

Third Quarter 2019 Financial Results

REVENUES: Net revenues increased by 12.7% to RMB981.0 million (US$137.2 million) in the third quarter of 2019 from RMB870.1 million in the same period of 2018 and increased by 10.5% from RMB888.0 million in the second quarter of 2019. The year-over-year increase was primarily attributable to the growing domestic demand for data centers, driven by the expanding scope of corporate digitalization across China.

GROSS PROFIT: Gross profit was RMB222.6 million (US$31.1 million) in the third quarter of 2019, compared to RMB241.2 million in the same period of 2018 and RMB228.2 million in the second quarter of 2019. Gross margin was 22.7% in the third quarter of 2019, compared to 27.7% in the same period of 2018 and 25.7% in the second quarter of 2019. The year-over-year decrease was mainly due to the introduction of certain lower-margin products and higher rent and utility costs, and partially due to the delivery of additional pipeline capacity.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 1.2% to RMB396.7 million (US$55.5 million) in the third quarter of 2019 from RMB391.9 million in the same period of 2018 and decreased by 1.8% from RMB403.8 million in the second quarter of 2019. Adjusted cash gross margin was 40.4% in the third quarter of 2019, compared to 45.0% in the same period of 2018 and 45.5% in the second quarter of 2019.

OPERATING EXPENSES: Total operating expenses decreased by 11.0% to RMB157.1 million (US$22.0 million) in the third quarter of 2019 from RMB176.6 million in the same period of 2018 and decreased by 6.6% from RMB168.2 million in the second quarter of 2019. As a percentage of net revenues, total operating expenses reduced to 16.0% in the third quarter of 2019 from 20.3% in the same period of 2018 and 18.9% in the second quarter of 2019. The reduction of operating expenses as a percentage of net revenues was primarily due to the Company’s continuous efforts in maximizing its operating efficiency and operating leverage.

Sales and marketing expenses were RMB52.4 million (US$7.3 million) in the third quarter of 2019, an increase of 31.3% from RMB39.9 million in the same period of 2018 and an increase of 12.4% from RMB46.6 million in the second quarter of 2019. The increase of sales and marketing expenses was mainly attributable to increased marketing activities.

Research and development expenses were RMB22.5 million (US$3.2 million) in the third quarter of 2019 compared to RMB24.3 million in the same period of 2018 and RMB18.8 million in the second quarter of 2019.

General and administrative expenses were RMB82.2 million (US$11.5 million) in the third quarter of 2019 compared to RMB110.2 million in the same period of 2018 and RMB102.3 million in the second quarter of 2019. The decrease was mainly attributable to the Company’s continuous efforts in maximizing its operating efficiency.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payables, decreased by 10.2% to RMB146.2 million (US$20.5 million) in the third quarter of 2019 from RMB162.9 million in the same period of 2018 and decreased by 9.3% from RMB161.3 million in the second quarter of 2019. As a percentage of net revenues, adjusted operating expenses decreased to 14.9% in the third quarter of 2019 from 18.7% in the same period of 2018 and 18.2% in the second quarter of 2019.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2019 increased by 11.1% to RMB272.5 million (US$38.1 million) from RMB245.2 million in the same period of 2018 and increased by 4.5% from RMB260.7 million in the second quarter of 2019. Adjusted EBITDA in the third quarter of 2019 excluded share-based compensation expenses of RMB11.3 million (US$1.6 million). Adjusted EBITDA margin was 27.8% in the third quarter of 2019, compared to 28.2% in the same period of 2018 and 29.4% in the second quarter of 2019.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the third quarter of 2019 was RMB69.5 million (US$9.7 million) compared to RMB29.6 million in the same period of 2018 and RMB102.1 million in the second quarter of 2019. Net loss attributable to ordinary shareholders in the third quarter of 2019 included a foreign exchange loss of RMB40.2 million (US$5.6 million) compared to RMB55.0 million in the same period of 2018 and RMB39.9 million in the second quarter of 2019, and an interest expense of RMB96.9 million (US$13.6 million) compared to RMB60.8 million in the same period of 2018 and RMB91.2 million in the second quarter of 2019.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.10 (US$ 1 cent) in the third quarter of 2019, which represents the equivalent of RMB0.60 (US$6 cent) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of September 30, 2019, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB2.94 billion (US$411.9 million).

Net cash generated from operating activities was RMB103.0 million (US$14.4 million) in the third quarter of 2019 compared to RMB260.7 million in the same period of 2018 and RMB127.1 million in the second quarter of 2019.

Recent Development

The Company signed a memorandum of understanding (the “MoU”) with Alibaba Group (“Alibaba”) on October 14, 2019. As part of the MoU, the Company will deploy IDC services to support Alibaba in its expansion throughout Eastern China. The project will be deployed in two phases. The first phase expects to complete construction and cabinet deliveries by the first half of 2020. During the term of the project contract, the first phase is expected to generate revenue of RMB1.6 billion.

Financial Outlook

For the fourth quarter of 2019, the Company expects net revenues to be in the range of RMB1,030 million to RMB1,050 million. Adjusted EBITDA is expected to be in the range of RMB245 million to RMB265 million.

For the full year of 2019, the Company expects net revenues to be in the range of RMB3,771 million to RMB3,791 million. Adjusted EBITDA is expected to be in the range of RMB1,033 million to RMB1,053 million. The midpoints of the Company’s updated estimates imply an increase of 11.2% year over year in total revenues and an increase of 13.6% year over year in adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Monday, November 18, 2019, U.S. Eastern Time, or 9:00 A.M. on Tuesday, November 19, 2019, Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-866-519-4004
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	8777175

The replay will be accessible through November 26, 2019, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	8777175

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,358,556	2,092,427	292,741
Restricted cash	265,214	426,385	59,653
Accounts and notes receivable, net	524,305	806,502	112,834
Short-term investments	245,014	356,104	49,821
Prepaid expenses and other current assets	1,159,574	1,549,337	216,760
Amounts due from related parties	125,446	414,925	58,050

Total current assets	4,678,109	5,645,680	789,859

Non-current assets:
Property and equipment, net	4,031,242	4,945,021	691,834
Intangible assets, net	355,313	422,754	59,145
Land use rights, net	147,493	144,806	20,259
Operating lease right-of-use assets, net	—	746,311	104,413
Goodwill	989,530	989,530	138,440
Long-term investments	544,323	194,968	27,277
Amounts due from related parties	34,424	38,860	5,437
Restricted cash	37,251	69,297	9,695
Deferred tax assets	159,441	173,768	24,311
Other non-current assets	173,591	272,419	38,113

Total non-current assets	6,472,608	7,997,734	1,118,924

Total assets	11,150,717	13,643,414	1,908,783

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	230,000	32,178
Accounts and notes payable	389,508	332,451	46,512
Accrued expenses and other payables	659,320	1,066,569	149,219
Deferred revenue	57,754	61,016	8,536
Advances from customers	670,037	996,064	139,354
Income taxes payable	13,111	40,844	5,714
Amounts due to related parties	52,328	113,698	15,907
Current portion of long-term bank borrowings	75,284	29,000	4,057
Current portion of capital lease obligations	219,695	180,033	25,188
Current portion of deferred government grant	4,173	3,048	426
Operating lease liabilities - current	—	187,854	26,282

Total current liabilities	2,191,210	3,240,577	453,373

Non-current liabilities:
Long-term borrowings	112,000	96,000	13,431
Amounts due to related parties	504,478	519,834	72,727
Unrecognized tax benefits	6,677	4,131	578
Deferred tax liabilities	157,720	204,573	28,621
Non-current portion of capital lease obligations	765,993	715,248	100,067
Non-current portion of deferred government grant	11,619	7,578	1,060
Bonds payable	2,037,836	3,007,973	420,831
Operating lease liabilities - non current	—	559,704	78,305

Total non-current liabilities	3,596,323	5,115,041	715,620

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(47,244)
Ordinary shares	46	46	6
Additional paid-in capital	9,141,494	9,087,046	1,271,324
Accumulated other comprehensive gain	85,979	126,776	17,737
Statutory reserves	42,403	43,838	6,134
Accumulated deficit	(3,838,032)	(4,005,343)	(560,368)

Total 21Vianet Group, Inc. shareholders’ equity	5,094,207	4,914,680	687,589

Noncontrolling interest	268,977	373,116	52,201
Total shareholders’ equity	5,363,184	5,287,796	739,790

Total liabilities and shareholders’ equity	11,150,717	13,643,414	1,908,783

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	870,068	888,020	980,969	137,243	2,499,150	2,740,848	383,459
Cost of revenues	(628,873)	(659,772)	(758,414)	(106,106)	(1,800,620)	(2,049,270)	(286,703)

Gross profit	241,195	228,248	222,555	31,137	698,530	691,578	96,756

Operating expenses
Sales and marketing	(39,918)	(46,626)	(52,399)	(7,331)	(122,966)	(143,121)	(20,023)
Research and development	(24,333)	(18,790)	(22,518)	(3,150)	(68,526)	(63,872)	(8,936)
General and administrative	(110,243)	(102,341)	(82,156)	(11,494)	(331,674)	(305,293)	(42,712)
(Allowance) reversal for doubtful debt	(643)	(457)	(6)	(1)	1,839	(485)	(68)
Changes in the fair value of contingent purchase consideration payables	(1,413)	—	—	—	(4,623)	—	—

Total operating expenses	(176,550)	(168,214)	(157,079)	(21,976)	(525,950)	(512,771)	(71,739)

Operating profit	64,645	60,034	65,476	9,161	172,580	178,807	25,017
Interest income	13,484	12,389	15,379	2,152	30,972	39,619	5,543
Interest expense	(60,766)	(91,202)	(96,936)	(13,562)	(163,636)	(257,580)	(36,037)
Gain on deconsolidation of subsidiaries	—	—	—	—	4,843	—	—
Other income	8,436	8,958	2,187	306	50,983	14,220	1,989
Other expense	(137)	(4,177)	(127)	(18)	(2,228)	(4,362)	(610)
Foreign exchange loss	(55,024)	(39,853)	(40,192)	(5,623)	(83,543)	(50,507)	(7,066)
Loss on debt extinguishment	—	(17,804)	(969)	(136)	—	(18,773)	(2,626)

(Loss) gain before income taxes and loss from equity method investments	(29,362)	(71,655)	(55,182)	(7,720)	9,971	(98,576)	(13,790)
Income tax benefits (expenses)	7,624	(9,343)	(10,039)	(1,405)	(70,761)	(30,123)	(4,213)
Loss from equity method investments	(6,156)	(18,277)	(1,078)	(151)	(27,904)	(30,293)	(4,238)

Net loss	(27,894)	(99,275)	(66,299)	(9,276)	(88,694)	(158,992)	(22,241)
Net profit attributable to noncontrolling interest	(1,739)	(2,785)	(3,157)	(442)	(2,309)	(6,884)	(963)

Net loss attributable to ordinary shareholders	(29,633)	(102,060)	(69,456)	(9,718)	(91,003)	(165,876)	(23,204)

Loss per share
Basic	(0.04)	(0.15)	(0.10)	(0.01)	(0.13)	(0.24)	(0.03)
Diluted	(0.04)	(0.15)	(0.10)	(0.01)	(0.13)	(0.24)	(0.03)
Shares used in loss per share computation
Basic*	676,327,014	677,802,980	679,135,837	679,135,837	674,723,544	678,359,403	678,359,403
Diluted*	676,327,014	677,802,980	679,135,837	679,135,837	674,723,544	678,359,403	678,359,403

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.24)	(0.90)	(0.60)	(0.06)	(0.78)	(1.44)	(0.18)
Diluted	(0.24)	(0.90)	(0.60)	(0.06)	(0.78)	(1.44)	(0.18)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	241,195	228,248	222,555	31,137	698,530	691,578	96,756
Plus: depreciation and amortization	150,056	175,102	173,712	24,303	403,900	514,235	71,944
Plus: share-based compensation expenses	689	459	464	65	996	1,397	195

Adjusted cash gross profit	391,940	403,809	396,731	55,505	1,103,426	1,207,210	168,895

Adjusted cash gross margin	45.0%	45.5%	40.4%	40.4%	44.2%	44.0%	44.0%

Operating expenses	(176,550)	(168,214)	(157,079)	(21,976)	(525,950)	(512,771)	(71,739)
Plus: share-based compensation expenses	12,240	6,932	10,833	1,516	29,342	33,930	4,747
Plus: changes in the fair value of contingent purchase consideration payables	1,413	—	—	—	4,623	—	—

Adjusted operating expenses	(162,897)	(161,282)	(146,246)	(20,460)	(491,985)	(478,841)	(66,992)

Operating profit	64,645	60,034	65,476	9,161	172,580	178,807	25,017
Plus: depreciation and amortization	166,244	193,302	195,729	27,383	454,847	572,563	80,105
Plus: share-based compensation expenses	12,929	7,391	11,297	1,581	30,338	35,327	4,942
Plus: changes in the fair value of contingent purchase consideration payables	1,413	—	—	—	4,623	—	—

Adjusted EBITDA	245,231	260,727	272,502	38,125	662,388	786,697	110,064

Adjusted EBITDA margin	28.2%	29.4%	27.8%	27.8%	26.5%	28.7%	28.7%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(27,894)	(99,275)	(66,299)	(9,276)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	166,244	193,302	195,729	27,383
Stock-based compensation expenses	12,929	7,391	11,297	1,581
Others	41,616	69,061	33,913	4,744
Changes in operating assets and liabilities
Accounts and notes receivable	(34,113)	(119,144)	(133,929)	(18,737)
Prepaid expenses and other current assets	(37,448)	(50,381)	(84,332)	(11,798)
Accounts and notes payable	37,690	14,644	(60,121)	(8,411)
Accrued expenses and other payables	(19,359)	9,996	105,076	14,701
Deferred revenue	11,154	936	16,138	2,258
Advances from customers	114,528	125,227	103,772	14,518
Others	(4,632)	(24,647)	(18,259)	(2,554)
Net cash generated from operating activities	260,715	127,110	102,985	14,409

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(123,027)	(208,520)	(448,614)	(62,763)
Purchases of intangible assets	(4,032)	(6,990)	(8,278)	(1,158)
Payments for investments	(196,319)	(127,148)	(320,660)	(44,862)
Proceeds from other investing activities	18,061	11,575	162,811	22,778
Net cash used in investing activities	(305,317)	(331,083)	(614,741)	(86,005)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	—	—	200,000	27,981
Repayment of long-term bank borrowings	—	(27,779)	(44,331)	(6,202)
Repayment of short-term bank borrowings	—	—	—	—
Payments for capital lease	(50,996)	(66,316)	(83,274)	(11,650)
Repurchase of 2020 Notes	—	(1,021,539)	(126,553)	(17,705)
Proceeds from issuance of 2021 Notes	—	2,012,084	—	—
Payment of Issurance cost of 2021 Notes	—	(35,427)	(183)	(26)
Proceeds from (payments for) other financing activities	328,801	(3,542)	88	12
Net cash generated from (used in) financing activities	277,805	857,481	(54,253)	(7,590)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	63,580	56,386	68,718	9,614
Net increase (decrease) in cash, cash equivalents and restricted cash	296,783	709,894	(497,291)	(69,572)
Cash, cash equivalents and restricted cash at beginning of period	2,439,152	2,375,506	3,085,400	431,663

Cash, cash equivalents and restricted cash at end of period	2,735,935	3,085,400	2,588,109	362,091